September 24, 2009

Mr. Guy Robert Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn, P.O. Box 1000
Edinburgh, Scotland EH12 1HQ

> **Re:** **The Royal Bank of Scotland Group plc**
> **Form 20-F for Fiscal Period Ended December 31, 2008**
> **Forms 6-K filed August 7, 2009**
> **File No. 001-10306**

Dear Mr. Whittaker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2008 Form 20-F
Business Review
Impairment loss provision methodology (audited), page 79

1.   Please revise your future filings to provide a more detailed description of how your latent loss provision is determined. For each of your major loan categories, please specifically disclose the method and assumptions you use to estimate the time that an asset can remain impaired within a performing portfolio before it is identified.

Credit valuation adjustments, page 114

2.   We note your disclosures on pages 114 to 115 regarding your credit derivative exposures to monoline insurers, including your table on page 115 which appears to present a breakdown by the credit rating of the monoline counterparties. Given the material amount of credit risk transferred to monolines, credit derivative product companies, and other counterparties and the dramatic increase in the related credit valuation adjustment from 2007 to 2008, please provide us with a breakdown of your gross exposure and related credit valuation adjustment by individual counterparty. For each counterparty, please identify the credit rating, rating outlook, and any changes to that rating experienced during 2007, 2008, and subsequent interim period. In your future filings, please consider providing similar disclosures for the individual counterparties with whom you have significant concentrations of credit risk.

Financial Statements
4   Pension Costs, page 176

3.   You disclose the weighted average expected return on plan assets as a percentage on page 176. However, you disclose your actual return on pension scheme assets in Pounds on page 178. For the purposes of greater comparability and transparency, please revise your disclosure in future filings to also present the actual return on plan assets as a basis point return in a manner similar to your disclosures regarding the assumed rates of return on plan assets.

14   Debt Securities, page 201

4.   Please tell us revise future filings to clarify how you consider the collectability of amounts that would be recovered from monoline insurers, credit derivative product companies, and other counterparties providing credit protection in your other-than-temporary impairment analysis. As part of your response, please separately address external credit protection versus protection embedded within the credit enhancements of the underlying security. Please discuss how deterioration in these counterparties' credit and your ability to collect on these contracts has impacted and can be expected to impact your financial statements.

Form 6-K filed August 7, 2009 (statutory results and appendices 1-3)
Note 3. Analysis of income, expenses and impairment losses

5.   Please tell us and revise your disclosure in future filings to briefly describe the methodology used to determine the amount to allocate to your shareholder's equity and amounts to record as a gain in your income statement. Tell us the specific accounting guidance you relied upon in recording the gain.

6.   Please address the following regarding your disclosures regarding the Asset Protection Scheme:

- Tell us the status of the scheme, the extent to which the terms have been agreed upon, and your expectation for such completion if it has not occurred.

- Tell us and revise your future filings to more clearly describe how you have accounted for this agreement to date or expect to account for it upon execution.

- Tell us the accounting guidance on which you relied for your accounting treatment of the Asset Protection Scheme and in accounting for the assets covered by the agreement.

- Tell us and revise your future filings to describe the extent to which you considered the Asset Protection Scheme in evaluating the covered assets for impairment. For instance, please clearly identify whether you report your loan impairment provisions and charges on a gross or net basis related to your consideration of the covered assets.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 if you have questions relating to these comments, or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief